BDO

AUDITORS' CONSENT

We have read the Information Circular of Trans-Orient Petroleum Ltd. ("Trans-Orient") dated October 30, 2009 relating to the proposed plan of arrangement between Trans-Orient and TAG Oil Ltd. ("TAG Oil"). We have complied with New Zealand GAAP for auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our audit report on the consolidated statement of operations and deficit for the 12 month period ended December 31, 2008 with respect to PMP 38156-S and PEP 38738-01, which is included in the Business Acquisition Report of TAG Oil dated November 6, 2009. Our report is dated November 9, 2009.

BDO Wellington

"BDO, Chartered Accountants"
Wellington, New Zealand
November 9, 2009